UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2017

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

The 52nd Annual General Meeting (‘AGM’) of the Company was held on Friday, July 14, 2017 and the business(es) mentioned in the Notice dated May 17, 2017 were transacted. In this regard, please find enclosed the following –

1.	Voting results as required under Regulation 44 of the Securities & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), as Exhibit 99.1.

2.	Consolidated Report dated July 14, 2017, from the Mr. Mehul Shah, Scrutinizer appointed for the purpose remote e-voting and for conducting the physical ballot voting at the AGM, in fair and transparent manner, pursuant to Section 108 and 109 of the Companies Act, 2013 and Rule 20 (4) (xi) and Rule 21(2) of the Companies (Management and Administration) Rules, 2014, as Exhibit 99.2

3.	Summary of proceedings as required under Regulation 30, Part-A of Schedule - III of the SEBI Listing Regulations, as Exhibit 99.3

Exhibits

Ex-99.1	Voting Results.

Ex-99.2	Consolidated report from Mr. Mehul Shah, Scrutinizer

Ex-99.3	Summary of proceedings.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2017

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer